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Women-owned
Wild Honey Bistro / City Bear Bread

Restaurant / Creperie / Bakery

106 W Bunnell Ave #2
Homer, AK 99603
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
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THE PITCH
Wild Honey Bistro / City Bear Bread is seeking investment to expand its current location and add a prep kitchen and bakery.
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THE TEAM
Melody Livingston
Owner / Operator - Wild Honey Bistro

Melody is the owner of Wild Honey Bistro, located in Homer's Old Town neighborhood. Melody purchased Mara's Café back in 2017, upgraded and rebranded as Wild Honey serving upscale crepes, gluten free pastries, and other breakfast and lunch items. Melody has had amazing success with Wild Honey. Under her leadership and vision, Wild Honey has grown nearly 20% year-over-year, building not just a successful business but a true community.

Melody is passionate about food and the customer experience, but also about creating a business that serves the broader needs of its workers and the community in which it is based. Melody is also a fierce advocate for locally produced food and incorporates ingredients from local producers, growers, and foragers and fisherman into her menu whenever possible. She is also a huge advocate for, and supporter of, women run businesses and will remain the primary owner and shareholder for the combined Wild Honey / City Bear business ventures going forward.

Ed Scott Livingston
Owner / Head Baker - City Bear Bread

Scott has been managing people since he was made the general manager for a set of Little Caesars pizza restaurants back in the late 1980s just out of high school. He most-recently worked out of Chicago as an attorney, project manager, and operations director for an international legal services company. Scott loved the people he worked with, but the farther he climbed up the corporate ladder the less happy he became. Scott reconnected with Melody during the pandemic and moved up to Alaska at the end of 2020. Scott always had an interest in baking and began handling the baking at Wild Honey in his free time last summer, elevating the traditional gluten free items and introducing new naturally-fermented (sourdough) pastries to the menu. A successful pop-up at a local brewery in Homer last October and November, showed that there was not just a market but a real hunger for artisan bakery items in the Homer area. With the kitchen expansion, Scott will be able to move the baking out of his home kitchen and provide high-quality, upscale bakery experience to the Homer area.

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OUR STORY

The Wild Honey Bistro has been so successful since it opened in 2017 that it no longer is able to operate efficiently in its existing space. Rather than purchase a new space, we are looking to renovate the current location to add a prep kitchen and on-site bakery options for City Bear Bread.

Melody opened the Wild Honey Bistro in 2017 after purchasing the existing Mara's Café location in Homer, Alaska. Wild Honey specializes in upscale crepes and other breakfast and lunch items. (Let's not forget the mimosas!) Melody has had amazing success with Wild Honey. Sales have grown about 20% year-over-year since 2017, even with COVID, and she has built a true community along with a successful business.

Scott began taking over much of the in-house baking at Wild Honey this summer and has been operating City Bear Bread as a small cottage bakery since October of last year. City Bear Bread specializes in naturally fermented ("sourdough") breads and pastries for sale through Wild Honey and at various local pop-up events and has already begun to max out capacity of the small, home-based bakery kitchen due to demand.

The Wild Honey space is charming and sits in a great location, but it's small, particularly the kitchen and prep areas. As the café has become more popular the smaller space has become an increasing challenge in the busier summer months – wait times have gone up and menu offerings have had to be limited due to the inability to prep while the restaurant is open and a lack of refrigerator and dry storage space. Prep work was needing to be done after hours or on days the café would normally be closed, and we have begun to see people turn away and look for other options due to extended wait times.

We have been exploring options to either expand the existing space or find another location over the last 18 months. As the idea for City Bear Bread started to come together, the need for a space that could accommodate a larger deck oven and bakery equipment also became an issue. Originally, the plan was to purchase a second, larger location for Wild Honey to move into and have City Bear Bread start a small bakery specializing in various naturally fermented breads and pastries in the current café space. However, commercial space in Homer, Alaska is at a premium – both as to availability and price – and it quickly became apparent that the cost to buy and renovate a new location would entail taking on a debt burden that could threaten the long-term health of the company. Additionally, we started to think about how much there would be to gain if Wild Honey Bistro and City Bear Bread could share a location.

Melody has a talent for design and we started to sketch out possibilities for demolishing a portion of the existing structures and replacing them with a full service prep kitchen and bakery space. There are additional ideas for further renovations down the line, but this project focuses on turning a fairly unusable storage space into a space that will allow Wild Honey to better serve its existing customer base and give City Bear Bread a true bakery space that is able to serve the café and give it a location that will allow it to expand sales in other local forums and to nearby communities via direct and wholesale opportunities.

We are excited to see where this will go and we hope you want to be a part of the journey as well. See below for more information on the project and our current offerings and mission. The project is in motion, but we need your help to see it through. Won't you join us?

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INTENDED USE OF FUNDS

Funds raised will be used for the construction of a new prep kitchen space and to purchase additional equipment for the cafe and bakery.

The project was designed to allow Wild Honey to add the prep kitchen and bakery space, without having to close down the main cafe during construction. Creation of the prep kitchen expansion will require: 1) partial demolition of an existing Quonset hut; 2) construction of prep kitchen space; 3) modification of the existing cafe in order to allow access the prep space from the current cafe kitchen; 3) purchase of a deck oven for bread baking; and 4) purchase of additional equipment for the cafe/bakery kitchen, including a walk-in refrigerator, pasty proofing cabinet, dishwasher, and more. A rough, hand-drawing of the anticipated internal layout is provided at left and plat map showing the structures and area to be demolished for the new build is below.

We are still confirming bids and sorting through equipment options, but we expect that the project will cost somewhere between $150,000 to $225,000, all in.

Initial permitting has been granted and the demolition of the existing structure has been scheduled. We have received bids from our main builder and electrician. Additional bids for plumbing, equipment, and finishing work are in process. We are on track for a late-April/early-May completion.

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AS-BUILT

As-Built Showing Current Configuration & Area To Be Demo'd

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FORECASTED MILESTONES

We are on track for completion of the new prep kitchen / bakery space by late-April or early-May. There are several near-term milestones relating directly to the build of the prep space, as well as some other long-term milestones that we hope to obtain within the next year or two.

March 1st – CUP Permit Approval – COMPLETED! -- The hearing to get approval for a conditional use permit is scheduled in front of the Homer Planning Commission on March 1st. Approval of a conditional use permit ("CUP") is required for this project as the property is historically non-conforming as to the lot coverage. All structures on the lot take up more than the current regulatory cap of 30%. Since we are not seeking to expand the lot coverage, just replace an existing and deteriorating structure with a new structure, we do not anticipate issues with receiving CUP approval.

March 6th – Demolition – An excavator has been scheduled to complete the demolition of the old Quonset hut. (Some preparation for the demolition has already been completed.) The demo is only expected to take 1-2 days, including clean up.

March 10th – City Bear Bread Go-Live on Alaska Food Hub – City Bear Bread will be a participating producer on the Alaska Food Hub, a site that provides a forum for the sale of locally grown and/or produced items. The Food Hub operates from March to December out of Homer, Alaska and services the communities of Anchor Point and Soldatna from April to October. City Bear Bread has been approved as a producer and will begin selling breads and pastries through the Food Hub, beginning March 10th. This will allow an expanded customer base (especially for the more northerly communities) and provide additional exposure for City Bear Bread and Wild Honey Bistro.

March 13th – Techno Post Installation – The new building will be built on metal techno post pilings. These screw into the ground and are much less disruptive to the land than a dug foundation. Because we are seeking to preserve the existing café space as well as the historically significant Bunnell Art Building, both of which are right next to the new build, the less disruption to the exiting foundations the better. These also allow us to begin the overall build sooner, since they can be installed even if the ground is frozen.

March 14th to 27th – Frame Up / Dry In – The new structure should be able to be framed up and dried in in less than two weeks. This will allow the plumbers and electrical to do their work out of the elements.

March 27th to 30th – Electrical / Plumbing

April 1st to 21st (approximate) – Finishing Work and Equipment Install – Once electric and plumbing have been completed, the rest of the finishing work and installation of the large equipment will be able to be completed. This includes installation of the walk-in cooler and delivery and setup of the deck oven for bread baking.

April 25th – Soft Launch - We begin baking in the new space and start training bakery assistants for the Summer Season. Expanded summer hours begin.

May 14th – Mother's Day – Historically one of our biggest single-day sales events of the year. The new space means opportunities to do more event-driven menus.

Fall / Winter 2023 – Event Offerings - The prep space will be well suited to offering cooking/baking classes as well as other participatory events. During the summer season, we barely have time to breath, but people are always looking for fun things to do and ways to support the businesses that stick it out year-round here in Homer. Cooking and baking classes hit both points and we anticipate these being a significant supplemental revenue source during the slower seasons.

2024 and Beyond – Additional Wholesale Offerings – City Bear Bread has already been approached by some local businesses to ask if we will be doing wholesale offerings. While we don't anticipate this being a significant source of revenue in 2023 while we get used to the new space and evaluate the direct retail needs through the café and Food Hub, long-term bakery growth is likely to be driven by wholesale volume through restaurants, grocery, and/or specialty food shops in Homer and nearby communities. We are particularly interested in opportunities to get our bread out to communities off the main road system, requiring delivery by boat or plane.

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OUR MISSION - WILD HONEY BISTRO

Our goal at Wild Honey is to showcase the natural abundance that surrounds us in Alaska.

We harvest many of the ingredients we use ourselves. We know the faces and the names of the people that catch, grow, and raise almost everything else we lovingly prepare for you to enjoy.

We believe that every step of your food's journey, from harvest to table, is important - from the care and treatment of the animals to the love and passion of the farmers and fisherman. We buy from small producers that love what they do as much as we love preparing it for you.

Our hope is that the bistro will help you feel more connected to your community and to your food. Because we believe that the more connected we are to the people and things that sustain us, the greater the quality of our lives.

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OUR MISSION - CITY BEAR BREAD

Good bread, that's good for you.

The bread you can typically get in most U.S. grocery stores is... bad. It's been produced to maximize how long it can sit on a shelf, rather than for taste or for health. Commercial yeast allows large batches of bread to be made quickly and efficiently but can also mean that the bread just doesn't taste very good. Additives keep it looking fresh for a long time, but can make the bread difficult to digest, with the unfermented flour causing inflammation, bloating, and other unpleasant digestive concerns.

At City Bear Bread, we specialize in 100% naturally fermented breads and pastries (aka, "sourdough"), prepared using the highest quality ingredients available. We look to use local and organic ingredients whenever available. Making bread this way takes longer to prepare (sometimes taking 2-4 days or even longer, depending on what you are making), but the taste and the health benefits make the wait worth it.

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PRESS

The Best Breakfast in Every State

Way down the Kenai Peninsula in Homer, add reindeer sausage to any of the savory crepes at the year-round Wild Honey Bistro

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build-Out/Renovation $40,000

Equipment $7,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$447,716	$553,148	$636,120	$731,538	$841,269
Cost of Goods Sold	$130,375	$161,190	$185,368	$219,461	$252,381
Gross Profit	$317,341	$391,958	$450,752	$512,077	$588,888

EXPENSES

Rent $43,520 $60,000 $60,000 $60,000 $60,000
Utilities $13,038 $16,119 $18,537 $21,946 $25,238
Salaries $53,333 $80,000 $80,000 $90,000 $100,000
Labor Costs $99,954 $123,579 $148,295 $182,885 $210,317
Maintenance Costs $21,729 $26,865 $30,895 $36,577 $42,063
Operating Profit $85,767 $85,395 $113,025 $120,669 $151,270

This information is provided by Wild Honey Bistro / City Bear Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $120,000

Amount Invested $0

Investors 0

Investment Round Ends May 6th, 2022

Summary of Terms

Legal Business Name Broad Point, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2.1%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2029

Financial Condition

Historical milestones

Wild Honey Bistro / City Bear Bread has been operating since April 2017 and has since achieved the following milestones:

Opened location in Homer, Alaska

Achieved revenue of $157,565 in 2017, which then grew to $311,461 in 2022.

Cost of Goods Sold (COGS) has historically averaged between 60% to 65% year-over-year, for a gross profit margin of 35-40% annually.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Wild Honey Bistro / City Bear Bread forecasts the following milestones:

Secure Conditional Use Permit for reconstruction by March 1, 2023

Hire for the following positions by May 2023: Bakery Assistant, Cafe Shift Manager, Summer Staff (4+)

Achieve $553,148 revenue for 2024.

Achieve $391,958 gross profit for 2024.

Achieve $841,269 revenue per year by 2027.

Achieve $588,888 gross profit per year by 2027.

Other outstanding debt or equity

As of February 27, 2023, Wild Honey Bistro / City Bear Bread has debt of approximately $145,000 outstanding and a cash balance of just over $30,000. This debt is sourced primarily from the mortgage on the building held by First National Bank Alaska and will be senior to any investment raised on Mainvest. In addition to the Wild Honey Bistro / City Bear Bread's outstanding debt and the debt raised on Mainvest, Wild Honey Bistro / City Bear Bread may require additional funds from alternate sources at a later date.

Financial liquidity

Wild Honey Bistro / City Bear Bread has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Wild Honey Bistro / City Bear Bread expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Wild Honey Bistro / City Bear Bread has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Highly seasonal revenue - 75% of annual revenue has historically been achieved from May to October. The fall down in revenue during the Fall/Winter months means that only core staff can be retained year-round and new staff must be hired and trained each year, increasing overall labor costs. With the addition of City Bear Bread, there may be wholesale, event, and/or cooking class offerings that can be developed to mitigate the lower revenue of the Spring/Summer season, but projections have assumed continuation of the 75%/25% revenue split.

Supply chain disruptions - Supply chain disruptions have even higher impacts in Alaska generally and for the lower Kenai Peninsula in particular. The COVID-related supply chain disruptions in 2020 and 2021 impacted the availability of ingredients, restaurant staff, and vendor services. Costs of goods is always higher on average in Alaska and disruptions to the supply chain exacerbate these effects. Further disruptions have the potential to increase Cost of Good Sold and/or impact availability of basic ingredients required to do business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wild Honey Bistro to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Wild Honey Bistro operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is competitive and could become increasingly competitive with new entrants in the market. Wild Honey Bistro competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wild Honey Bistro's core business or the inability to compete successfully against the with other competitors could negatively affect Wild Honey Bistro's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wild Honey Bistro's management or vote on and/or influence any managerial decisions regarding Wild Honey Bistro. Furthermore, if the founders or other key personnel of Wild Honey Bistro were to leave Wild Honey Bistro or become unable to work, Wild Honey Bistro (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wild Honey Bistro and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wild Honey Bistro is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wild Honey Bistro might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wild Honey Bistro is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Wild Honey Bistro

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wild Honey Bistro's financial performance or ability to continue to operate. In the event Wild Honey Bistro ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wild Honey Bistro nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wild Honey Bistro will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wild Honey Bistro is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wild Honey Bistro will carry some insurance, Wild Honey Bistro may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wild Honey Bistro could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wild Honey Bistro's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wild Honey Bistro's management will coincide: you both want Wild Honey Bistro to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wild Honey Bistro to act conservative to make sure they are best equipped to repay the Note obligations, while Wild Honey Bistro might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Wild Honey Bistro needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wild Honey Bistro or management), which is responsible for monitoring Wild Honey Bistro's compliance with the law. Wild Honey Bistro will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wild Honey Bistro is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wild Honey Bistro fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wild Honey Bistro, and the revenue of Wild Honey Bistro can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wild Honey Bistro to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Wild Honey Bistro / City Bear Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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